Ladenburg Thalmann & Co. Inc.

640 5th Ave., 4th Floor

New York, NY 10019

March 30, 2022

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington DC 20549

Attention:	Benjamin Holt
James Lopez

Re:	Metal Sky Star Acquisition Corporation - Initial Public Offering

Registration Statement on Form S-1

(File No. 333-260251)

Dear Messrs. Holtz and Lopez:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Metal Sky Star Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Thursday, March 31, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between March 29, 2022 and the date hereof, in excess of 500 copies of the Preliminary Prospectus dated March 25, 2022 have been distributed as follows: 6 to prospective underwriters and dealers, in excess of 40 to institutional investors and 460 to retail investors.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Steven Kaplan
	Name:	Steven Kaplan
	Title:	Head of Capital Markets